Exhibit 99.1

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

UNAUDITED

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$36,164	$42,886
Restricted bank deposit	36	32
Trade receivables (net of allowances for doubtful accounts amounted to $9 as of June 30, 2017 and December 31, 2016)	10,674	4,388
Inventories	468	623
Other account receivables and prepaid expenses	1,429	1,960

Total current assets	48,771	49,889

SEVERANCE PAY FUND	3,077	2,788

OTHER LONG -TERM RECEIVABLES	361	375

PROPERTY AND EQUIPMENT, NET	1,697	1,516

Total assets	$53,906	$54,568

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31
	2017	2016
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,008	$2,820
Employees and payroll accruals	3,515	3,541
Deferred revenues and advances from customers	805	2,593
Other accounts payable and accrued expenses	2,357	2,081

Total current liabilities	8,685	11,035

NON- CURRENT LIABILITIES:
Deferred revenues	127	123
Accrued severance pay	3,608	3,267

Total non-current liabilities	3,735	3,390

Total liabilities	12,420	14,425

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Share capital: Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at June 30, 2017 and December 31, 2016; 11,725,421 and 11,622,260 shares issued and 11,689,389 and 11,586,228 shares outstanding at June 30, 2017 and December 31, 2016, respectively	530	523
Additional paid-in capital	100,163	98,283
Accumulated other comprehensive loss	(2,563)	(2,559)
Accumulated deficit	(56,644)	(56,104)

Total shareholders' equity	41,486	40,143

Total liabilities and shareholders' equity	$53,906	$54,568

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2017	2016
	Unaudited
Revenues:
Products and related services	$4,978	$822
Projects	10,633	11,425
Warranty and Support	1,346	1,500

	16,957	13,747

Cost of revenues:
Products and related services	2,294	1,880
Projects	2,207	1,812
Warranty and Support	164	137

	4,665	3,829

Gross profit	12,292	9,918

Operating expenses:
Research and development	5,227	3,468
Less - royalty-bearing participation	312	756

Research and development, net	4,915	2,712

Sales and marketing, net	5,886	3,259
General and administrative	2,158	2,027

Total operating expenses	12,959	7,998

Operating (loss) income	(667)	1,920

Financial income, net	150	736

(Loss) Income before taxes on income	(517)	2,656
Taxes on income	(23)	(6)

Net (loss) income	$(540)	$2,650

Basic net (loss) income per Ordinary Share	$(0.05)	$0.28

Diluted net (loss) income per Ordinary Share	$(0.05)	$0.27

Weighted average number of Ordinary Share used in computing basic net (loss) income per Ordinary Share	11,673,240	9,322,930

Weighted average number of Ordinary Share used in computing diluted net (loss) income per Ordinary Share	11,673,240	9,733,037

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited

Net (loss) income	$(540)	$2,650

Other comprehensive (loss) income:

Foreign currency translation adjustments	(4)	205

Total other comprehensive (loss) income	(4)	205

Comprehensive (loss) income	$(544)	$2,855

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid-	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	in capital	loss	deficit	equity

Balance as of December 31, 2016	11,586,228	$523	$98,283	$(2,559)	$(56,104)	$40,143

Exercise of options into Ordinary Shares	71,937	5	642	-	-	647
RSUs vested	31,224	2	(2)	-	-	-
Share-based compensation and RSUs	-	-	1,240	-	-	1,240
Net loss	-	-	-	-	(540)	(540)
Other comprehensive loss	-	-	-	(4)	-	(4)

Balance as of June 30, 2017 (unaudited)	11,689,389	$530	$100,163	$(2,563)	$(56,644)	$41,486

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited

Cash flows from operating activities:
Net (loss) income	$(540)	$2,650
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	243	106
Share-based compensation and RSUs	1,240	687
Change in:
Severance pay, net	52	161
Trade receivables, net	(6,255)	3,106
Other account receivables and prepaid expenses	554	(672)
Inventories	168	(558)
Trade payables	(924)	304
Employees and payroll accruals	(24)	1,082
Other accounts payable and accrued expenses	262	(121)
Deferred revenue and advances from customers	(1,797)	6,656

Net cash (used in) provided by operating activities	(7,021)	13,401

Cash flows from investing activities:

Purchase of property and equipment	(298)	(107)

Net cash used in investing activities	(298)	(107)

Cash flows from financing activities:

Proceeds from issuance of Ordinary Shares, net of issuance costs upon follow-on public offering	-	21,279
Exercise of options into Ordinary Shares	647	1,090
Exercise of warrants into Ordinary Shares	-	1,603

Net cash provided by financing activities	647	23,972

Foreign currency translation adjustments on cash and cash equivalents	(50)	475

Increase in cash and cash equivalents	(6,722)	37,741
Cash and cash equivalents at beginning of the period	42,886	8,727

Cash and cash equivalents at end of the period	$36,164	$46,468

(a) Non-cash investing activities:
Purchase of property and equipment	$130	$293

(b) Cash paid during the period for:
Taxes on income	$23	$6

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
RADCOM Ltd. (the "Company") is an Israeli corporation which provides service assurance and customer experience management solutions for Communication Service Providers (“CSP”). The Company's solutions support the CSPs’ ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers, both on virtual networks (“NFV”) and non-virtual networks. The Company specializes in solutions for next- mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, WiFi, VoWiFi and mobile broadband. The Company’s comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to enhance customer care management, network operations, engineering capabilities, network service management, network planning and marketing. The Company’s shares (the “Ordinary Shares”) are listed on the NASDAQ Capital Market under the symbol “RDCM”.

In February 2014, the Company's MaveriQ solution, a software probe based solution, which replaced the OmniQ solution, a hardware-based solution, officially launched and sales commenced. Since 2015, the Company enhanced its research and development efforts in developing solutions to support NFV and remove dependencies from proprietary hardware-based devices.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company's products in North America and Brazil, respectively. The Company also has a wholly owned subsidiary in India, which primarily provides marketing services and customer support services worldwide.

b.
The Company has an accumulated deficit of $56,644 as of June 30, 2017. In addition, during the six month period ended June 30, 2017, the Company generated negative cash flow of $7,021 from its operating activities. The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements at least for the next 12 months.

c.
In December 2015, the Company entered to a multi-year sales agreement with Amdocs Software Systems Limited (“Amdocs”) for the resale of MaveriQ to AT&T, a leading North American Tier-1 telecom operator (the “AT&T Engagement”). During 2016 and 2017, the Company signed expansion agreements, as well as multi-year maintenance agreements with Amdocs in connection with the AT&T Engagement. During the six month periods ended June 30, 2017 and 2016, the Company recognized revenues in amount of $8,614 and $11,424 pursuant to the AT&T Engagement and its related amendments, which represent approximately 51% and 83% of the total consolidated revenues of the Company, respectively. (See also Note 8c).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL (Cont.)

The Company depends on a limited number of contract customers for selling its solution. If these customers become unable or unwilling to continue to buy the Company's solution, it could adversely affect the Company's results of operations and financial position. The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the market, economic or competitive conditions or other factors could have a material adverse effect on the company’s business, results of operations and financial condition.

d.	Follow-on Public Offering:

On May 4, 2016, a "shelf" registration statement covering the public sale of up to $50,000 of the Company’s Ordinary Shares was declared effective by the U.S. Securities and Exchange Commission ("SEC").

On May 25, 2016, the Company closed its follow-on public offering at a price of $11.00 per share. Upon the closing of the follow-on public offering, the Company issued 2,090,909 Ordinary Shares, which included 272,727 Ordinary Shares sold pursuant to the underwriters’ exercise of the overallotment option to purchase additional Ordinary Shares, for total consideration of approximately $21,279, net of underwriting discounts, commissions and other offering expenses of $1,721 payable by the Company.

NOTE 2: -	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and the standards of the Public Company Accounting Oversight Board for interim financial information. Accordingly, they do not include all the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, the Company has made all adjustments (consisting only of normal, recurring adjustments, except as otherwise indicated) considered necessary for a fair presentation of the Company’s consolidated financial position as of June 30, 2017. Consolidated results of operations and consolidated cash flows for the six months ended June 30, 2017 and 2016, have been included. The results for the six months ended June 30, 2017, are not necessarily indicative of the results that may be expected for the year ending on December 31, 2017.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as disclosed in the Company's Annual Report on Form 20-F for the period ended December 31, 2016 filed with the SEC on March 30, 2017, are applied consistently in these unaudited interim consolidated financial statements, except:

Recently issued accounting standards:

1.
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASC 606”). Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has recently issued several amendments to the standard, including clarification on identifying performance obligations.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (the full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method).

ASC 606 will be effective for the Company beginning January 1, 2018. The Company is adopting ASC 606 effective January 1, 2018 and expects to do so using the modified retrospective method. However, a final decision regarding the adoption method has not been finalized at this time.

The Company has made progress toward completing the evaluation of the potential changes from adopting ASC 606 on its financial reporting and disclosures.  The Company has evaluated the impact of the standard on the majority of its revenue streams. Under the new standard, an entity recognizes revenue when or as it satisfies a performance obligation by transferring a good or service to the customer, either at a point in time or over time. Based on its current analysis, the Company expects to continue to recognize most of its product solution revenue at a point in time upon delivery or obtaining acceptance, when such acceptance is deemed substantive; in addition, the Company may identify additional performance obligations. For fixed price contracts, which include significant customization, that are currently recognized using the percentage-of-completion method based on labor effort, the Company does not expect significant changes. The Company's evaluation of the standard and its impact on the accounting and disclosure required changes, design of new controls, changes in its business processes and systems will continue through the adoption date.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718) Scope of Modification Accounting (“ASU 2017-09”). ASU 2017-09 provides clarification on when modification accounting should be used for changes to the terms or conditions of a share-based payment award. This ASU does not change the accounting for modifications but clarifies that modification accounting guidance should only be applied if there is a change to the value, vesting conditions, or award classification and would not be required if the changes are considered non-substantive. The Company is currently evaluating the impact that adopting this new accounting standard will have on its consolidated financial statements.

NOTE 4: -	INVENTORIES

	June 30,	December 31,
	2017	2016
	Unaudited

Raw materials	$-	$57
Finished products (*)	468	566

	$468	$623

(*)
Includes amounts of $107 and $176 at June 30, 2017 and December 31, 2016, respectively, with respect to inventory delivered to customers but for which revenue recognition criteria have not been met yet.

NOTE 5: -   COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

The Company receives research and development grants from the Israel Innovation Authority (the "IIA"). In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3.5% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -    COMMITMENTS AND CONTINGENCIES (Cont.)

As of June 30, 2017, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $43,247.

Royalty expenses relating to the IIA grants included in cost of revenues during the six month periods ended June 30, 2017 and 2016 were $594 and $481, respectively.

In May 2010, the Company received a notice from the IIA regarding alleged miscalculations of the amount of royalties paid by the Company to the IIA for the years 1992-2009 and the revenues basis on which the Company had to pay royalties. The Company believes that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued. During 2011, the Company reviewed with the IIA the alleged miscalculations. The Company assessed the merits of the aforesaid arguments raised by the IIA and recorded a liability for an estimated loss.

b.
From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Company’s estimations and related accruals if any are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events relating to a particular matter.

NOTE 6: -	SHAREHOLDERS' EQUITY

Share-based compensation:

a.
On April 3, 2013, the Company approved a new Share Option Plan (the "2013 Share Option Plan"). The 2013 Share Option Plan provides for the grant of options to purchase Ordinary Shares to provide incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company's Board of Directors (the "Board") elected the "Capital Gains Route".

On February 19, 2015, the Board adopted an amendment to the 2013 Share Option Plan pursuant to which the Company may grant options to purchase its Ordinary Shares, restricted shares and Restricted Share Units (“RSUs”) to its employees, directors, consultants and contractors. The 2013 Share Option Plan expires on April 2, 2023.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -	SHAREHOLDERS' EQUITY (Cont.)

On October 30, 2016, the Board resolved to increase the number of shares reserved under the 2013 Share Option Plan, from 1,250,000 to 2,450,000.

The total number of Ordinary Shares available for future grants under the 2013 Share Option Plan as of June 30, 2017, was 1,094,420.

b.	Grants of options during the six month period ended June 30, 2017 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

c.	The following is a summary of the Company's stock options activity for the six month period ended June 30, 2017:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2016	624,437	$10.47	3.55	$4,576
Granted (*)	65,002	18.90
Exercised	(71,937)	8.96
Expired and forfeited	(8,700)	11.29

Outstanding at June 30, 2017	608,802	$11.54	3.42	$4,756

Vested and expected to vest at June 30, 2017	608,802	$11.54	3.42	$4,756

Exercisable at June 30, 2017	273,400	$9.71	2.63	$2,637

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company's Ordinary Shares on the last day of the six month period ended June 30, 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2017. This amount is impacted by the changes in the fair market value of the Company's Ordinary Shares.

(*) The fair value of the options granted during the six month period ended June 30, 2017 was estimated by using a Black-Scholes option-pricing model which requires the following assumptions: risk-free interest rates of 1.6% - 1. 9% which is based on the yield from U.S. treasury zero-coupon bonds with an equivalent term to the options' expected term, expected volatility of 49.3% - 55.9% which is calculated based upon actual historical stock price movements over the most recent periods ending on the grant date and an expected term of 3.45 - 4.76 years which is generated by running a Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor are estimated by using historical option exercise information of the options.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -	SHAREHOLDERS' EQUITY (Cont.)

d.	As of June 30, 2017, stock options under the 2013 Share Option Plan, as amended are as follows for the periods indicated:

	Options outstanding at June 30, 2017			Options exercisable at June 30, 2017
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

2.56 – 3.90	41,400	3.25	1.34	41,400	3.25	1.34
5.35 – 8.60	55,500	6.68	2.02	55,500	6.68	2.02
10.49 – 18.90	511,902	12.73	3.75	176,500	12.17	3.12

	608,802			273,400

e.	The following is a summary of the Company's RSUs activity for the six month period ended June 30, 2017:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2016	193,150	2.02	$3,438
Granted	24,928
Vested	(31,224)
Cancelled and forfeited	(3,250)

Outstanding at June 30, 2017	183,604	1.61	$3,553

Vested and expected to vest at June 30, 2017	183,604	1.61	$3,553

f.	The weighted average fair values of options granted during the six month periods ended June 30, 2017 and 2016 were $7.96 and $5.28 per share, respectively.

g.	The weighted average fair values of RSUs granted during the six month periods ended June 30, 2017 and 2016 were $18.44 and $12.55 per share, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -	SHAREHOLDERS' EQUITY (Cont.)

h.	The following table summarizes the departmental allocation of the Company's share-based compensation charges:

	Six months ended June 30,
	2017*	2016*
	Unaudited

Cost of revenues	$67	$42
Research and development, net	242	239
Sales and marketing, net	272	51
General and administrative	659	355

	$1,240	$687

(*)	Including $778 and $214 of compensation cost related to RSUs for the six month periods ended June 30, 2017 and 2016, respectively.

i.
Share-based compensation:

As of June 30, 2017, there are $2,781 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.1 years.

RADCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	SELECTED STATEMENTS OF OPERATIONS DATA

a	Financial income (expenses), net:

	Six months ended June 30
	2017	2016
	Unaudited

Financial income:
Foreign currency translation adjustments	$193	$629
Interest from banks	257	216

	450	845

Financial expenses:
Interest and bank charges	(36)	(13)
Foreign currency translation adjustments	(264)	(96)

	(300)	(109)

Financial income, net	$150	$736

b.	Net (loss) income per share:

The following table sets forth the computation of basic and diluted net income per share:

	Six months ended June 30
	2017	2016
	Unaudited
Numerator:

Numerator for basic net (loss) income per share	$(540)	$2,650

Denominator:

Denominator for diluted net (loss) income per share - weighted average number of Ordinary Shares	11,673,240	9,322,930

Effect of dilutive securities:
Outstanding options and RSU's	-	410,107

Denominator for diluted net (loss) income per share - adjusted weighted average number of Ordinary Shares	11,673,240	9,733,037

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group.

1.
The Company is a party to a reseller agreement with Allot Communications Inc (“Allot”), a company of which the Company’s controlling shareholder is an interested party, giving Allot the right to distribute Company's products.

Revenues related to this reseller agreement are included in Note 8e below as "revenues". For the six month periods ended June 30, 2017 and 2016, revenues aggregated for a total amount of $16 and $74, respectively.

2.
Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties. The U.S. subsidiary sub-leased certain premises to a related party. The aggregate net amounts of lease and maintenance expenses for the six month periods ended June 30, 2017 and 2016 were $294 and $214, respectively.

3.
Certain entities within the RAD-BYNET Group provide the Company with administrative and IT services. Such amounts expensed by the Company are disclosed in Note 8e below as part of “Expenses” and “capital expenses”.

b.
The Company's active chairperson of the Board since September 10, 2015 is, among other things, also the spouse of the Company’s former chairperson of the Board, a currently serving director and a controlling shareholder of the Company. The active chairperson of the Board of Directors is entitled to a fixed monthly salary. During the six month periods ended June 30, 2017 and 2016, the Company recorded salary expenses with respect to the active chairperson in the amount of $54 and $130, respectively.

c.
Since 2015, the Company entered several agreements with Amdocs, to sell its solution, pursuant to which the Company recorded revenues in the amount of $8,614 and $11,424, during the six-month period ended June 30, 2017 and 2016, respectively (See also Note 1c). The Company’s controlling shareholder and director, serves as a director in Amdocs.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

d.	Balances with related parties:

	June 30,	December 31,
	2017	2016
	Unaudited
Assets:

Trade receivables	$4,532	$952
Other account receivables and prepaid expenses	47	588

Liabilities:

Trade payables	230	169
Other account payables and accrued expenses	73	92
Advance from customer	$-	$1,880

e.	Transactions with related parties:

	Six months ended June 30,
	2017	2016
	Unaudited

Revenues	$8,630	$11,503

Expenses:
Cost of revenues	93	84

Operating expenses:
Research and development, net	183	75
Sales and marketing, net	95	54
General and administrative	109	159

Capital expenses	$9	$-